EXHIBIT 99.1
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GRAPHIC OMITTED - LOGO PRICEWATERHOUSECOOPERS LLP]
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                                                   PRICEWATERHOUSECOOPERS LLP
                                                   CHARTERED ACCOUNTANTS
                                                   111 5th Avenue SW, Suite 3100
                                                   Calgary, Alberta
                                                   Canada T2P 5L3
                                                   Telephone +1 (403) 509 7500
                                                   Facsimile +1 (403) 781 1825





CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in this Annual Report on Form 40-F and the incorporation by reference in the registration statement on Form F-9 (File No. 333-98063), of Canadian Natural Resources Limited of our report dated February 26, 2003 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders.


/s/ PricewaterhouseCoopers LLP
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PricewaterhouseCoopers LLP
Calgary, Alberta
February 26, 2003





PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.